Mail Stop 3561

April 1, 2010

Dennis T. Kushner, President
Real Value Estates, Inc.
3970 Casa Blanca Road
Reno, Nevada 89502

>   **Re: Real Value Estates, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed March 15, 2010**
>   **Current Report on Form 8-K**
>   **Filed March 12, 2010**
>   **Annual Report on Form 10-K for the Fiscal Year Ended May 31, 2009**
>   **Filed July 28, 2009**
>   **File No. 000-53466**

Dear Mr. Kushner:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement on Schedule 14C

General

1.   Please revise your information statement to provide the information required by Items 11, 13 and 14 of Schedule 14A. Refer to Item 1 of Schedule 14C and Note

A to Schedule 14A. Upon review of this information, we may have further comment.

2.   Please revise your information statement to provide the information required by Item 3 of Schedule 14C. Upon review of this information, we may have further comment.

3.   We note that your EDGAR filing does not include page numbers. Please ensure that you paginate all future filings. Refer to Exchange Act Rule 0-3(b).

General Information

4.   Please revise the address for the Securities and Exchange Commission to reflect our change of address to 100 F Street, NE, Washington, D.C. 20549.

Corporate Action No. 2

Reasons for the Share Increase

5.   Please disclose the number of shares of your common stock that will be issued in the Global Power transaction. Your current disclosure that you are obligated to issue "up to 800,000,000 shares of [your] common stock" is insufficient.

Current Report on Form 8-K filed March 12, 2010

6.   Please file a complete copy of the Share Exchange Agreement, including all exhibits, schedules and attachments. Refer to Item 601(b)(10) of Regulation S-K. For example, we note that all of the schedules were omitted from Exhibit 10 to your Current Report on Form 8-K filed March 12, 2010.

Annual Report on Form 10-K for the Fiscal Year Ended May 31, 2009

Item 9A(T). Controls and Procedures, page 25

7.   We note your disclosure that your chief executive officer and chief financial officer concluded that your "system of internal controls is adequate and comparable to those of issuers of a similar size and nature." It does not appear that your certifying officers have reached a conclusion that your internal control over financial reporting is effective. Please confirm to us, and in future filings please revise to address, your officers' conclusions regarding the effectiveness of your internal control over financial reporting. Refer to Item 308T of Regulation S-K.

Rule 13a-14(a)/15(d)-14(a) Certifications, Exhibits 31.1 and 31.2

8.   We note that the wording of your certifications pursuant to Section 302 of the
        Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in
        Item 601(b)(31) of Regulation S-K. In this regard, your certifications (1) do not
        track the text of Item 601(b)(31) of Regulation S-K in the introductory paragraph
        of number 4, and (2) omit Item 4(b). Please be advised that the certifications
        required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly as
        set forth in Item 601(b)(31) of Regulation S-K. As such, please amend your Form
        10-K to provide complete certifications.

                                        * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. You may wish to provide us with marked copies of your
disclosure to expedite our review. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in these filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the
          disclosure in the filings;

   •   staff comments or changes to disclosure in response to staff comments do
          not foreclose the Commission from taking any action with respect to the
          filings; and

   •   the company may not assert staff comments as a defense in any
          proceeding initiated by the Commission or any person under the federal
          securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

   Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions you may have.

            Sincerely,

            H. Christopher Owings
            Assistant Director

cc: Jeffrey Klein, Esq.
   Via Facsimile